SCHNEIDER WEINBERGER & BEILLY LLP
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August 24, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:
John Hartz, Sr. Asst. Chief Accountant Mindy Hooker Anne McConnell

Re:	China America Holdings, Inc. (the “Company”)
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 8-K dated May 18, 2010
File No. 0-53874

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 10, 2010. Following are the Company’s responses to the staff’s comments.

Form 10-KT for the period ended September 30, 2009

MD&A
Results of Operations, page 15

1.	Please be advised that we will evaluate your response to prior comment one when we review your June 30, 2010 Form 10-Q.

RESPONSE: The Company acknowledges the staff’s comment.

Liquidity and Capital Resources, page 17

2.
We read your response to prior comment five. Please confirm that you will enhance your disclosures in future filings to clearly indicate whether or not your obligations require compliance with any covenants and, if applicable, whether you complied with those covenants.

RESPONSE: The Company enhanced its disclosure on the Form 10-Q for the period ended June 30, 2010, and clearly indicated that none of the Company’s debt obligations require it to comply with any covenants.

Consolidated Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies. page F-7

3.	We read your responses to prior comments 10 and 12. Please address the following:

•	Help us better understand how and why you determined that you currently have a 56.08% ownership interest in AoHong in light of the fact that you have not fully funded this commitment;
•	Provide us summaries of the material terms of the Member Purchase Agreement with AoHong and the Employment Agreement with Mr. Hu;
•	Help us better understand what specific rights Mr. Hu and his wife have in light of their minority interests and employment agreements.

RESPONSE: Although the Company has obtained several extensions of the time frame for the contribution of the remaining $1,780,000 to AoHong due to its lack of sufficient amount of cash to meet the earlier agreed upon dates, prior to each deadline the noncontrolling interest holders of AoHong, which includes Mr. Hu who is a member of the Company’s Board of Directors and one of its principal shareholders, agreed to extend the deadline and give the Company additional time to find a source for the needed capital.  To date there has been a transfer of a substantial consideration and, as a result of these mutually agreed to extensions of a contractual term, the Company does not believe at the present there is either a breach to the Membership Purchase Agreement itself or a claim by Mr. Hu or Ms. Yi against the Company’s underlying 56.08% ownership interest in AoHong.

Effective June 27, 2007 the Company entered into a membership interest exchange agreement with AoHong and its sole members Mr. Hu and his wife, Mrs. Ying Ye. Under the terms of the agreement, the Company acquired 56.08% of the membership interests in AoHong in exchange for $3,380,000 to be invested in AoHong between September 30, 2007 and July 27, 2009. As part of the transaction, 12,500,000 shares of the Company’s common stock valued at $1,187,500 were issued to Mr. Hu.

Mr. Hu entered into an employment agreement with AoHong on June 27, 2007 to act as AoHong’s chief executive officer.  In his capacity as CEO of AoHong, Mr. Hu is in charge of its operations.  Mr. Hu agreed to devote all of his time and efforts to the performance of his duties as an employee of Aohong.   Mr. Hu also agreed that he will advise Aohong of other business pursuits outside of Aohong.

Mr. Hu’s agreement provides for, among other things, payment of a base salary of $16,000 per year, eligibility to receive a discretionary incentive bonus and an award of a stock option to purchase 1,000,000 shares of the Company’s common stock at $0.20 per share during the term of his employment.  Mr. Hu is entitled to social insurance, medical, unemployment and job injury insurance benefits mandated under Chinese law.  AoHong is required to contribute a portion of Mr. Hu’s salary to the Chinese government to pay for these benefits in addition to a housing assistance fund.  Mr. Hu’s employment agreement expires on June 27, 2012 and prohibits him from (i) revealing the name of, contracting with, soliciting, persuading, interfering with or endeavoring to entice away from AoHong or its affiliates any of their respective clients, agents, representatives or employees; or (ii) employ or offer to employ any person who, at any time up to the effective date of such termination, was formerly an employee, agent or representative employed or retained by AoHong within a period of one (1) year after such person is no longer employed or retained by AoHong or any of its affiliates.  On September 7, 2009, the Board of Directors of the Company appointed Mr. Hu to serve as a member of its Board of Directors without additional compensation.

Mr. Hu and Ms. Yi have rights as the minority shareholders under Chinese laws. Ms. Yi has no employment agreement with AoHong.  In addition,, except as may be in the context of Mr. Hu’s position as an executive officer of AoHong and member of the Company’s Board of Directors, neither Mr. Hu nor Ms. Yi hold unilateral substantive participation rights in selecting, terminating and setting the compensation policies and procedures, or establishing operating and capital budgets in the ordinary course of business of AoHong.

Form 10-0 for the quarter ended March 31, 2010
Note 2 - Acquisition, page 10

4.
We read your response to prior comment 15. Please explain to us what the $267,708 other receivable you acquired in the Jinqian acquisition relates to, who it is due from, and if it has subsequently collected in cash or, if not, when it is due. If the other receivable has not yet been collected, please fully explain how you determined it is collectible. Also, please help us understand why Jinqian would agree to essentially sell cash and receivables at such a substantial discount.

RESPONSE: The $267,708 other receivable was a short-term non-interest bearing working capital loan to Nanchang Chemical Co. Ltd., an unrelated third party, which was subsequently collected in cash in full as of June 30, 2010.  Supplementally please be advised that the Company has included disclosure regarding the nature, extent, and timing of the $267,708 other receivable it acquired in its acquisition of Jinqian in the Form 10-Q for the interim period ended June 30, 2010.  The terms of the transaction for the Jinqian acquisition in which the Company acquired the interest at discount took into account the following compulsory factors: (i) Jinqian was established with the assistance of Mr. Hu, the principal shareholder of the Company and CEO of AoHong; and (ii) AoHong was the major customer of Jinqian as the majority of Jinqian’s retained earnings were derived from the sales to AoHong.

Note 15 - Subsequent Events, page 18

5.
We note your response to prior comment 16. It appears to us that you should have classified the warrants as liabilities, rather than equity, prior to the amendments you entered into in May 2010. Please provide us your analysis as to whether this improper classification was material to your previously issued financial statements.

RESPONSE: Between June 2, 2004 and September 31, 2007 and prior to the issuance of EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock,” the Company issued five series of common stock warrants to purchase an aggregate of 63,800,113 shares of its common stock.

As of January 1, 2009, the aggregated fair market value for the first four series totaled $61,263 covering 11,322,705 common stock warrants, with exercisable prices ranging from $0.10 to $0.50 and expiration dates ranging from June 2, 2009 to March 31, 2012. The Company determined this amount to be immaterial.

As of January 1, 2009 and September 30, 2009 the fair market values for the last series of the warrants totaled $647,837 and $434,081, respectively, covering 52,477,408 warrants with an exercise price of $0.12 and an expiration date of September 30, 2012; as of March 31, 2010, the fair market value was $328,082. In an effort to treat these warrants as equity rather than a derivative liability under FASB ASC Section 815-40-15, the Company entered into an amendment with the original subscribers to waive the most favored nations’ provision from the subscription agreement. As disclosed in the Form 10-Q for the period ended June 30, 2010, the Company has received signed amendments from 31 warrant holders covering 44,127,407 warrants and therefore it continues to account for these warrants as permanent equity.  The Company has reclassified the remaining 8,350,001 unmodified common stock warrants as currently exercisable as a derivative liability into its current earnings at a then fair market value of $54,801. The Company reasoned that if it had adopted EITF 07-5 effective January 1, 2009, the amount of derivative liability would have been material for its interim periods and the full transition period of its fiscal 2009 and its first two quarters of fiscal 2010.  However, with the amendment in place and the modification of a majority of the covered warrants, the net effect as of June 30, 2010 was immaterial.

Form 8-K dated May 18, 2010

6.
Based on your response to prior comment 17, it is not clear to us if or how the $738,382 understatement of cost of goods sold and the $737,544 overstatement of inventory were related to the improper accounting for the acquisition of Jinqian. If they were related, please explain. If they were not related, please explain why you did not separately disclose and discuss this error in your restatement.

RESPONSE: The $738,382 understatement of costs of goods sold and the $737,544 overstatement of inventory were the result of an accounting error relating to one of the Company’s transactions with Jinqian prior to its acquisition.  Through internal review the Company discovered its accounting error relating to a lack of consolidation of the financial results and recognition of a bargain purchase gain upon its acquisition of Jinqian, along with the aforementioned error relating to its prior transaction with Jinqian as under consolidation such transaction is deemed intercompany and subject to eliminations.  The Company determined then that while these were two separate accounting errors they were somewhat related.

With a view towards enhancing its financial reporting the Company made the following separate disclosures on Form 10-Q for the interim period ended June 30, 2010:

We inadvertently booked a reverse entry twice while accounting a trade transaction with Jinqian and as a result we understated cost of goods sold by $738,382, tax payable by $712 and foreign currency translation gain by $126, and overstated our inventory by $737,544 as included in our financial statements for the three months ended December 31, 2009 as included in our Quarterly Report on Form 10-Q.

Additionally, on September 30, 2009, we entered into a share purchase agreement with Ms Cuiqin Xiang and Ms Lihua Hu, the sole owners of Jinqian, to acquire 100% of the outstanding shares of Jinqian for 500,000 RMB (U.S. $73,140), the equivalent of Jinqian’s registered capital.  As of October 1, 2009 Jinqian’s net book value was $274,118 and its identifiable assets were the same as that of their respective fair market values.  As a result of this share purchase agreement, we should have consolidated this entity’s financial results and recognized a gain in the quarter ended December 31, 2009 on this bargain purchase equal to the difference between the $274,118 fair market value of the net assets and the $73,140 price we agreed to pay to acquire Jinqian.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Mr. Shaoyin Wang, CEO
Sherb & Co., LLP